FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


May 8, 2000


                           ST. LAURENT PAPERBOARD INC.
                 (Translation of registrant's name into English)


                 630 Rene-Levesque Boulevard, West, Suite 3000,
                            Montreal, Quebec H3B 5C7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F ...... Form 40-F ..X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934.

                               Yes ..... No ...X..


                       INFORMATION FILED WITH THIS REPORT


The following document is filed as an Exhibit to this Report:

Exhibit I -- First  Quarter  Report of St. Laurent  Paperboard  for  the  period ending March 31, 2000.

On May 8 , 2000 St. Laurent Paperboard Inc. first sent its First Quarter Report for the period ending March 31, 2000 to its shareholders.

Exhibit I -- First  Quarter  Report of St. Laurent  Paperboard  for  the  period ending March 31, 2000.



                                 SIGNATURE

Pursuant  to  the  requirements  of  the Securities  Exchange Act of 1934,   the
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  May 8, 2000

                                     ST. LAURENT PAPERBOARD INC.
                                     (Registrant)


                                     By: /s/  Richard Garneau
                                         -------------------------------
                                          Name: Richard Garneau
                                          Title: Senior Vice President and
                                                  Chief Financial Officer
                                                  St. Laurent Paperboard Inc.

EXHIBIT I



















                              FIRST QUARTER REPORT

                             for the period ending

                                 March 31, 2000

























                        To obtain an English version
                        of this report, please contact:
                        Communications Department
                        630 Rene-Levesque Blvd. West, Suite 3000
                        Montreal, Quebec H3B 5C7
                        Tel: (514) 861-4011, extension 234
                        Fax: (514) 861-7003






                          ST. LAURENT PAPERBOARD, INC.

                            MESSAGE TO SHAREHOLDERS

St. Laurent Paperboard Inc. reports first quarter net earnings of $8.3 million, or $0.17 per share, on net sales of $282.2 million, compared to net earnings of $2.3 million, or $0.05 per share, on net sales of $198.4 million for the same quarter in 1999.

The first quarter results were impacted by an unusual expense of $2.5 million after tax or $0.05 per share related to expenses incurred in the course of the pending acquisition of the Company by Smurfit-Stone Container Corporation. Without this unusual expense, net earnings would have amounted to $10.8 million, or $0.22 per share for the first quarter of 2000.

NET SALES

Net sales in the first quarter of 2000 increased to $282.2 million compared to $198.4 million for the same period in 1999. This improvement is attributable to the following:

o Net price realizations of paperboard products were 28% higher compared to the corresponding quarter of 1999, which contributed to increase sales by approximately $36 million.

o Shipments of corrugated containers increased by 478 million square feet, a 38% improvement, and net price realizations were up 20% contributing to net sales increase of $43.1 million when compared to the same quarter in 1999. The increased shipments were attributable to the strong performance of the Milwaukee sheet feeder facility and the acquisition of Castle Rock Container and Eastern Container.

o Sawmills' net sales increased by $7.3 million over the corresponding quarter last year, the result of the acquisition of three sawmills and a hardwood lumber re-manufacturing facility.

o Liquid and food packaging net sales increased by $4.2 million attributable to higher shipments and net price realizations which were respectively 28% and 5.6% better than the same quarter in 1999.

BUSINESS REVIEW

o Pre-merger agreement concluded on Feb. 23 with Smurfit-Stone Container Corporation.

o    Operating earnings increase of $21.5 million.

o Price increases of $50 per ton for linerboard and $60 per ton for corrugating medium announced for Feb. 1st shipments.

o    Corrugated box price increase of 12% effective with April 1st shipments.

o Successful conversion of the La Tuque, Quebec white top linerboard machine to lightly clay-coated linerboard. Related downtime taken at the mill lowered production by close to 11,000 tons.

o Machine conversion at the Matane, Quebec mill enabling production of 23lbs/msf corrugating medium.

o Start-up of two value-added converting facilities at Pickering, Ontario and Columbus, Ohio.

o E-commerce initiative continues to develop efficiently and first consumer contract has been signed.

o Productivity increase of 4% at the West Point mill, mainly due to a very good performance of the white top machine.

o Started construction of two greenfield sheet feeders in Ontario and California.

Note:  All amounts are expressed in US dollars unless otherwise stated.


Table 1 - Key Financial Results
(In millions of US dollars, except percentage and per share amounts)

--------------------------------------------------------------------------------
                                 2000             1999               1999
                             First Quarter     First Quarter     Fourth Quarter
--------------------------------------------------------------------------------
   Net sales                     282.2            198.4              252.5
--------------------------------------------------------------------------------
   EBITDA                         44.9             21.1               40.1
--------------------------------------------------------------------------------
   EBITDA margin - %              15.9%            10.7%              15.9%
--------------------------------------------------------------------------------
   Operating earnings             26.2              4.7               23.2
--------------------------------------------------------------------------------
   Net earnings                    8.3              2.3                8.9
--------------------------------------------------------------------------------
   Per share                       0.17             0.05               0.18
--------------------------------------------------------------------------------

Note: EBITDA is Earnings Before Interest,  Taxes, Depreciation and Amortization.
EBITDA margin is the ratio of EBITDA divided by net sales.



OPERATING EARNINGS

2000 1st quarter compared to 1999 1st quarter

For the first quarter of 2000, operating earnings amounted to $26.2 million compared to operating earnings of $4.7 million for the corresponding quarter in 1999, an increase of $21.5 million. The operating earnings improvement is mainly attributable to higher net price realizations for paperboard and corrugated products, which were respectively 28% and 20% higher than the corresponding period in 1999. Paperboard cash manufacturing costs were higher due to increases of virgin fibre, Old Corrugated Container (OCC) and fuel costs, which totalled $10.2 million. The La Tuque mill's manufacturing costs were also impacted by a 10-day shutdown to complete the machine modifications related to the lightly clay-coated white top project. Selling and administrative expenses were $11 million higher, reflecting the expense of the acquired packaging facilities, the new e-commerce business, the supply chain management program implementation and extensive containerboard branding advertising campaign costs.

Corrugated container operating earnings, before the Columbus, Pickering and e-commerce results, increased to $6.6 million from $3.6 million for the same quarter in 1999. The improvement is attributable to the strong performance of the Milwaukee and Castle Rock Container facilities. The operating losses of the Columbus and Pickering facilities and the start-up costs of the e-commerce initiative amounted to $3.7 million.

The Canadian dollar strengthened by 4.0% compared to the corresponding quarter in 1999 thus increasing manufacturing costs denominated in Canadian dollars by $2.2 million or $6 per ton. The Company's currency hedging and commodity price programs resulted in an opportunity loss of $1.1 million, a reduction of $1.3 million compared to the corresponding quarter in 1999.

Note:  All amounts are expressed in US dollars unless otherwise stated.


Table 2 - Operating earnings variances
2000 1st quarter compared to 1999 1st quarter
(In millions of US dollars)

-----------------------------------------------------------------------------------------------------
VARIANCE   Positive (Negative)
-----------------------------------------------------------------------------------------------------
                                                    Mill         Converting        Other       Total
-----------------------------------------------------------------------------------------------------
   Net price realization on all products            35.9            14.1            2.0        52.0
-----------------------------------------------------------------------------------------------------
   Cost reduction (increase)                       (11.0)          (12.6)          (1.5)      (25.1)
-----------------------------------------------------------------------------------------------------
   Volume increase (decrease)                       (1.5)            8.1            0.4         7.0
-----------------------------------------------------------------------------------------------------
   Commodity and currency                            0.8                                        0.8
-----------------------------------------------------------------------------------------------------
   Selling and administration                       (2.1)           (8.9)           ----      (11.0)
-----------------------------------------------------------------------------------------------------
   Depreciation                                     (0.4)           (1.4)          (0.4)       (2.2)
-----------------------------------------------------------------------------------------------------
   Total                                            21.7            (0.7)           0.5        21.5
-----------------------------------------------------------------------------------------------------


2000 1st quarter compared to 1999 4th quarter

For the first quarter of 2000, operating earnings totalled $26.2 million compared to $23.2 million for the fourth quarter of 1999, an increase of $3.0 million. The primary mill operating earnings were $4.0 million higher than the fourth quarter due to higher selling prices. This positive variance was partially offset by higher manufacturing costs at the La Tuque mill related to the 10-day shutdown to complete the clay-coated project. The Matane, Quebec mill manufacturing costs were also higher due to a six-day downtime to make machine modifications which provide the ability to produce lighter weight corrugating medium (23 lbs/msf).

Packaging operating earnings were $1.7 million higher compared to the fourth quarter of 1999. This increase is attributable to higher selling prices, lower operating costs and to the inclusion, for the entire quarter, of the Eastern Container results that were consolidated with the Company's results for one month only in the fourth quarter of 1999. The higher selling and administrative expenses are attributable to Eastern Container's results and to the costs associated with setting up the new e-commerce packaging subsidiary.


Table 3 - Operating earnings variances
2000 1st quarter compared to 1999 4th quarter
(In millions of US dollars)

-----------------------------------------------------------------------------------------------------
VARIANCE   Positive (Negative)
-----------------------------------------------------------------------------------------------------
                                                    Mill         Converting        Other       Total
-----------------------------------------------------------------------------------------------------
   Net price realization on all products             4.9             2.9            0.6         8.4
-----------------------------------------------------------------------------------------------------
   Cost reduction (increase)                        (2.0)            1.8           (3.4)       (3.6)
-----------------------------------------------------------------------------------------------------
   Volume increase (decrease)                       (0.5)            3.2            0.0         2.7
-----------------------------------------------------------------------------------------------------
   Commodity and currency                            0.9                                        0.9
-----------------------------------------------------------------------------------------------------
   Selling and administration                        1.0            (4.7)           0.0        (3.7)
-----------------------------------------------------------------------------------------------------
   Depreciation                                     (0.3)           (1.5)           0.1        (1.7)
-----------------------------------------------------------------------------------------------------
   Total                                             4.0             1.7           (2.7)        3.0
-----------------------------------------------------------------------------------------------------

Note:  All amounts are expressed in US dollars unless otherwise stated.

LIQUIDITY AND CAPITAL EXPENDITURES

During the first quarter, cash provided by operating activities was $30.3 million, compared to $25.8 million for the corresponding quarter in 1999. The $4.5 million increase is attributable to profitability improvement. Capital expenditures were $23.2 million compared to $6.2 million for the first quarter of 1999. The increase in capital expenditures in the first quarter is mostly attributable to the La Tuque lightly clay-coated white top project as well as the transfer of a state-of-the-art corrugator to the greenfield sheet feeder plant currently under construction in the greater Toronto area.

EMPLOYEE FUTURE BENEFITS - NEW ACCOUNTING RULE

In March 1999, the Canadian Institute of Chartered Accountants (" CICA ") released new accounting rules regarding employee future benefits under section 3461 of the CICA Handbook. The most significant change is the requirement to discount pension obligations using a market rate of interest instead of using a long-term expected rate of return on plan assets. The cumulative impact of the change increased the pension plan liability by $28.9 million and decreased the retained earnings and deferred income taxes by $19.6 million and $9.3 million respectively.

OUTLOOK

Price increases of $50 per ton for kraft and white top linerboard and $60 per ton for corrugating medium announced for February 1st shipments will be fully realized during the second quarter. A box price increase of 12% announced for April 1st shipments will be implemented during the second quarter. The outlook for 2000 is positive as the growth of the North American economy is trending up.

MERGER WITH SMURFIT-STONE CONTAINER CORPORATION

The merger with Smurfit-Stone Container Corporation is expected to be completed by early June.


On behalf of the Board of Directors,


/s/ Raymond R. Pinard                      /s/ Jay J. Gurandiano
-----------------------------              ------------------------------
Raymond R. Pinard                          Jay J. Gurandiano
Chairman of the Board                      President and Chief
                                                Executive Officer


Note:  All amounts are expressed in US dollars unless otherwise stated.

ST. LAURENT PAPERBOARD INC.
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
(unaudited)
(in thousands of US dollars, except per share amounts)

                                                             First quarter ended       Fourth quarter ended
                                                                   March 31                 December 31
                                                             2000             1999             1999
-----------------------------------------------------------------------------------------------------------
Sales                                                   $    300,110    $    216,475      $    270,195
Cost of delivery                                              17,921          18,051            17,667
                                                        ------------    ------------      ------------
Net sales                                                    282,189         198,424           252,528
                                                        ------------    ------------      ------------
Cost of sales                                                213,621         164,592           192,374

Selling and administrative expenses                           23,694          12,687            20,011
Amortization                                                  18,631          16,435            16,966
                                                        ------------    ------------      ------------
                                                             255,946         193,714           229,351
                                                        ------------    ------------      ------------
Operating earnings                                            26,243           4,710            23,177
Interest expense, net                                          8,193           7,057             7,932
Other expense (income)                                         3,373          (4,816)              414
                                                        ------------    ------------      ------------
Earnings before income taxes                                  14,677           2,469            14,831
Provision for income taxes                                     6,207             479             5,137
                                                        ------------    ------------      ------------
                                                               8,470           1,990             9,694

Earnings from equity investment / Minority
   interests                                                    (137)            285              (782)
                                                        ------------    ------------      ------------
Net earnings                                                   8,333           2,275             8,912
                                                        ------------    ------------      ------------
Net earnings per common share
     Basic                                                      0.17            0.05              0.18
                                                        ------------    ------------      ------------
     Fully diluted                                      $       0.17    $       0.05      $       0.18
                                                        ============    ============      ============

Retained earnings at beginning of period                $     40,106    $      1,769      $     31,194

Employee Future Benefits Transitional Amount                 (19,643)            --                --

Net earnings                                                   8,333           2,275             8,912
                                                        ------------    ------------      ------------
Retained earnings at end of period                      $     28,796    $      4,044      $     40,106
                                                        ============    ============      ============
Weighted average number of outstanding
common shares (in thousands)                                  49,559          49,264            49,382
                                                        ============    ============      ============

ST. LAURENT PAPERBOARD INC.
CONSOLIDATED STATEMENT OF CHANGES IN CASH POSITION
(unaudited)
(in thousands of US dollars)

                                                             First quarter ended       Fourth quarter ended
                                                                   March 31                 December 31
                                                             2000             1999             1999
-----------------------------------------------------------------------------------------------------------
Cash provided by (used in)
Operating activities
     Net earnings                                       $      8,333    $      2,275      $      8,912
     Items not involving cash
        Amortization of property, plant and equipment,
           start up, deferred costs and goodwill              18,631          16,435            16,966
        Amortization of debt issue costs                         510             399               259
        Future income taxes                                    5,456             185             4,983
        Loss (gain) on sale of property, plant
           and equipment                                         185          (4,553)                6
        Other                                                    135            (222)             (373)
     Start-up and other deferred costs incurred               (1,511)           (691)            1,151
     Post retirement expense, net of funding                    (378)          1,041             2,152
     Earnings from equity investment / Minority
           interests                                             137            (285)              782
                                                        ------------    ------------      ------------
                                                              31,498          14,584            34,838
     Change in non-cash working capital
      relating to operations
        Accounts receivable                                   (6,120)         (9,674)            7,375
        Inventory                                             (4,732)          8,345            (1,305)
        Prepaid expenses                                       7,445           1,464             6,048
        Accounts payable and accruals                          2,597          11,092              (237)
        Income and other taxes payable                          (425)            (42)             (453)
                                                        ------------    ------------      ------------
                                                              (1,235)         11,185            11,428
                                                        ------------    ------------      ------------
     Cash provided by operating activities                    30,263          25,769            46,266
                                                        ------------    ------------      ------------
Investing activities
     Equity investment                                           --           (9,607)              --
     Business acquisitions                                       --              --            (21,403)
     Additions to property, plant and equipment              (23,245)         (6,204)          (26,432)
     Proceeds from disposals of property, plant
        and equipment                                            142           5,655             2,254
                                                        ------------    ------------      ------------
                                                             (23,103)        (10,156)          (45,581)
                                                        ------------    ------------      ------------
Financing activities
     Issuance of common shares, net of expenses                3,318             333               288
     Minority interests                                          729             --                700
     Issuance of long-term debt                                8,790              70               362
     Repayment of long-term debt                              (9,561)            (24)           (9,434)
     Debt issue costs                                             19            (127)               66
                                                        ------------    ------------      ------------
                                                               3,295             252            (8,018)
                                                        ------------    ------------      ------------
Increase (decrease) in cash                                   10,455          15,865            (7,333)
Cash and cash equivalents at beginning of period              14,891          (3,519)           22,224
                                                        ------------    ------------      ------------
Cash and cash equivalents at end of period                    25,346    $     12,346      $     14,891
                                                        ============    ============      ============
Cash and cash equivalents

    Cash on hand                                              22,225           6,713             9,125
    Temporary investments                                      3,121           5,633             5,766
                                                        ------------    ------------      ------------
                                                        $     25,346    $     12,346      $     14,891
                                                        ============    ============      ============

ST. LAURENT PAPERBOARD INC.
CONSOLIDATED BALANCE SHEET
(unaudited)
(in thousands of US dollars)

                                                                    March 31
                                                              2000            1999
------------------------------------------------------------------------------------
ASSETS

Current assets
   Cash and temporary investments                       $     25,346    $     12,346
   Accounts receivable                                       130,399         105,570
   Income and other taxes receivable                           5,217           4,912
   Inventories                                               111,213          90,196
   Prepaid expenses                                            6,539          12,367
                                                        ------------    ------------
                                                             278,714         225,391

Property, plant and equipment                                822,530         765,413

Future income taxes                                              --            9,136

Deferred charges and other assets                             33,008          40,248

Goodwill                                                      39,783          19,649
                                                        ------------    ------------
                                                        $  1,174,035    $  1,059,837
                                                        ============    ============
LIABILITIES
Current liabilities
   Accounts payable and accrued liabilities                  105,443          83,203
   Current portion of long-term debt                          48,167           5,953
                                                        ------------    ------------
                                                             153,610          89,156

Long-term debt                                               336,735         356,558

Future income taxes                                           14,501           7,247

Other liabilities                                             61,196          28,157

SHAREHOLDERS' EQUITY

   Common shares                                             576,789         572,267
   Contributed surplus                                         2,408           2,408
   Retained earnings                                          28,796           4,044
                                                        ------------    ------------
                                                             607,993         578,719
                                                        ------------    ------------
                                                        $  1,174,035    $  1,059,837
                                                        ============    ============

ST. LAURENT PAPERBOARD INC.
SEGMENTED INFORMATION
(unaudited)
(in thousands of US dollars)

                                                              First quarter ended
                                                                    March 31
                                                              2000            1999
                                                        ----------------------------
Net sales to third parties

  From Canada

    Within Canada                                       $     37,496    $     27,238

    To the United States                                      52,312          45,525

    Other                                                      5,257          10,586
                                                        ------------    ------------
                                                        $     95,065    $     83,349

  From the United States                                     187,124         115,075
                                                        ------------    ------------
                                                        $    282,189    $    198,424
                                                        ============    ============
Intercompany sales between geographic areas

  From Canada                                           $      8,146    $      3,018

  From the United States                                         558             225
                                                        ------------    ------------
                                                        $      8,704    $      3,243
                                                        ============    ============

Operating earnings

  Canada                                                $     10,443    $      2,649

  United States                                               15,800           2,061
                                                        ------------    ------------
                                                        $     26,243    $      4,710
                                                        ============    ============
Identifiable assets

  Canada                                                $    444,127    $    450,674

  United States                                              729,908         609,163
                                                        ------------    ------------
                                                        $  1,174,035    $  1,059,837
                                                        ============    ============


ST. LAURENT PAPERBOARD INC.
SUMMARY OF OPERATIONS
(unaudited)
(in thousands of US dollars, except for units)

                                                                                            Woodlands,
                                                                                            Solid Wood
                                                             Primary                      and unallocated
First Quarter ended March 31, 2000                            mills        Converting         amounts          Total
---------------------------------------------------------------------------------------------------------------------
   Net sales to third parties                           $    134,819    $    133,674    $      13,696    $    282,189

   Inter-segment sales                                        31,744            --                --           31,744
                                                        ------------    ------------    -------------    ------------
   Total                                                $    166,563    $    133,674    $      13,696    $    313,933

   EBITDA                                                     38,193           6,410              271          44,874

   Amortization                                               14,401           3,474              756          18,631

   Operating earnings (loss)                                  23,792           2,936             (485)         26,243

   Identifiable assets                                       764,941         345,428           63,666       1,174,035

   Additions to property, plant and equipment                 10,163          12,759              323          23,245

   Sales to third parties (short tons)                       305,392             --               --
   Sales to third parties - corrugated containers (MMSF)         --            1,744              --
   Sales to third parties - liquid and food (short tons)         --           20,729              --
   Inter-segment sales (short tons)                           72,868             --               --




                                                                                            Woodlands,
                                                                                            Solid Wood
                                                             Primary                      and unallocated
 First Quarter ended March 31, 1999                           mills        Converting         amounts          Total
---------------------------------------------------------------------------------------------------------------------
   Net sales to third parties                           $    119,521    $     75,271    $       3,632    $    198,424

   Inter-segment sales                                        18,338             --               --           18,338
                                                        ------------    ------------    -------------    ------------
   Total                                                $    137,859    $     75,271    $       3,632    $    216,762

   EBITDA                                                     16,052           5,629             (536)         21,145

   Amortization                                               13,994           2,034              407          16,435

   Operating earnings (loss)                                   2,058           3,595             (943)          4,710

   Identifiable assets                                       785,028         188,866           85,943       1,059,837

   Additions to property, plant and equipment                  3,783           2,246              175           6,204

   Sales to third parties (short tons)                       349,497             --               --
   Sales to third parties - corrugated containers (MMSF)         --            1,266              --
   Sales to third parties - liquid and food (short tons)         --           16,184              --
   Inter-segment sales (short tons)                           51,354             --               --
